December 18, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant

Re:	Fairmount Santrol Holdings Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 31, 2015
File No. 001-36670

Dear Ms. Jenkins:

We are filing this letter in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated November 25, 2015 with respect to the above-referenced filing of Fairmount Santrol Holdings Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the Year Ended December 31, 2014

Financial Statements and Supplemental Data, page 70

Notes to Consolidated Financial Statements, page 77

Note 8. Acquisitions, page 85

1.	We note that you acquired 100% of Self-Suspending Proppant LLC (“SSP”) during 2013 for total consideration of $56,320,000 plus contingent consideration and accounted for the transaction as an acquisition of a group of assets. We also note that this contingent consideration is a fixed percentage of the cumulative product margin, less certain adjustments, generated by your Propel SSP sales and any other product incorporating SSP technology for the five years commencing on October 1, 2015 and that because the earnout is dependent on future sales and the related cost of sales, the amounts of which are highly uncertain, it is not possible to estimate the amount that will be paid. We further note that you plan to capitalize the contingent consideration when its payment becomes probable and reasonably estimable and recognize related amortization expense. With respect to this contingent consideration arrangement, please address the following:

•	Please tell us all significant terms of the contingent consideration arrangement including the nature, amounts, and timing of all payment which may be due to the seller of SSP and how they will be determined. Also, please explain any other material terms or conditions of this arrangement.

Response:

The contingent consideration arrangement is set forth in Section 2.4 of the Interests Purchase Agreement (the “Agreement’), dated as of April 30, 2013, by and among Fairmount Minerals Ltd. ((n/k/a Fairmount Santrol Inc., the “Buyer”), Soane Energy LLC (the “Seller”) and SSP (filed as Exhibit 2.1 to the Company’s Form S-1 on September 18, 2014 and incorporated by reference in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014).

In sum, Buyer is obligated to pay Seller an earnout payment equal to 50% of the cumulative product margin generated by sales of Propel SSP and other products incorporating SSP technology (calculated in accordance with U.S. GAAP pursuant to the formula set forth in Section 2.4(b)(iii) of the Agreement) each year for five years commencing on October 1, 2015. If Buyer’s aggregate earnout payments paid to the Seller do not meet (i) an initial threshold of approximately $45 million by October 1, 2017, then, unless the Buyer makes up the shortfall with a catch-up payment, the Seller has the right to reclaim 51% of the ownership interests of SSP and (ii) a final threshold of approximately $195 million by October 1, 2020, then, unless the Buyer makes up the shortfall with a catch-up payment, the Seller has the right to reclaim 80% of the ownership interests of SSP.

On December 17, 2015, Buyer entered into Amendment No. 1 to the Agreement (the “Amendment’), which (a) extends the period during which the aggregate earnout payments paid by the Buyer to the Seller pursuant to the Agreement must equal or exceed $45 million from the two year period ending October 1, 2017 until the three year period ending October 1, 2018; and (b) provides that the aggregate earnout payments paid by the Buyer to the Seller pursuant to the Agreement during the two year period ending October 1, 2017 must equal or exceed $15 million (and granted the Seller a security interest in 51% of the equity interests in SSP to secure such $15 million amount). The Amendment does not alter the final threshold earnout amount, which continues to be $195 million by October 1, 2020.

The Company filed a Current Report on Form 8-K, dated as of the date hereof, summarizing the Amendment and including a copy of the Amendment as Exhibit 10.1 thereto.

•	Please explain why the provision for this contingent consideration was included as part of the purchase price for SSP, including whether this provision was included at the request of the Company or the seller of SSP. Also, please explain why the formula for determining the payment is based on a future percentage of cumulative product margin.

At the time of the acquisition, the self-suspending proppant technology that underlies Propel SSP required further refinements, including manufacturing techniques, storage and handling techniques, and refinements in the technology itself. In the course of the Company’s negotiations with the Seller, it became apparent that the risk associated with successfully commercializing this technology would need to be shared between the Seller and the Company. In exchange for sharing the risk with successfully commercializing the technology the Seller also expected to share in the benefits if the technology was successfully commercialized. As a result, the two parties arrived at a negotiated contingent component of the purchase price that would allow the Seller to realize substantial additional payments if the Company is able to successfully capitalize on the acquired technology, and at the same time help mitigate the financial risk to the Company if the technology ultimately is not commercially successful. The inclusion of this earnout was a negotiated aspect of the agreement by both parties in order to reach agreement on the transaction.

The cumulative product margin payments are one aspect of the earnout component. As described above, under Section 2.4 of the Agreement, if earnout payments do not reach certain thresholds, then the Buyer must make an interim and final “catch up” payment, or a portion of the ownership interests of SSP may revert to the Seller. Ultimately, the aggregate earnout payments during the five year earnout period must equal or exceed $195 million (less certain payments made to other third parties in the interim period), or 80% of the ownership interests of SSP may revert to the Seller.

This approach of requiring cumulative product margin payments for a certain interim period, followed by a final “catch-up” payment at the end of the entire earnout period, was designed to allow time for successful commercial ramp-up of the SSP technology, while limiting the cash outlay to be made by the Company while it devotes resources to the development of the technology. The concept of cumulative product margin during the interim periods was intended to allow the Seller to share in the cash flow from technology that the Company realizes, until such time as the final earn out payments would be required. After the end of the entire earnout period, there are no further payments required by the Company and the rights to the technology will be owned by the Company. The cumulative product margin payments made by the Company during the interim periods are fully creditable against the final earnout payment amounts due the Seller described above.

•	Please explain whether the former seller of the SSP business has continuing involvement with continued development of the technology acquired in the SSP transaction. If so, please explain the nature of this continuing involvement.

Response:

Under the terms of the Agreement, the Seller entered into a Services Agreement to provide certain services for a period of up to two years following the acquisition. These services include technology support for proppants, technical sales support, and assistance with developing technical marketing material, technical papers, and assistance with initial sales training. These services were arranged for in a Statement of Work (“SOW”) whereby the minimum hours of support to be provided were equal to 1000 and the maximum hours were to be 3000. Under the SOW, hours above the 1000 minimum were billed at $200 per hour, up to the maximum of 3,000 hours. In 2013, 2014, and 2015, the Company paid seller $336,258, $194,378, and $30,246 for assistance under the Services Agreement. These payments were expensed in the years incurred.

•	If the seller has continuing involvement with the development of the acquired technology, please explain in further detail why you believe the contingent consideration represents a portion of the cost of the assets acquired rather than compensation for other services.

Response:

The Company considered guidance under ASC 805-30-25-5 through 25-7 and ASC 805-30-35-1 for contingent consideration of a business combination, however, this guidance is not applicable as this transaction is considered an acquisition of technology-related assets, not a business combination as defined by ASC 805-10-55. The Company believes the contingent payment amounts are properly accounted for under ASC 805 as additional purchase price if and when the payments are made. The Company follows a practice of accruing contingent payments when they become probable of being paid and can be estimated. This is consistent with accounting for a loss contingency per ASC 450-20-25-2 which indicates that an estimated loss is accrued when it is both probable that a liability has been incurred, and the amount of the liability can be reasonably estimated. The Company was unable to determine the probability of a payment based upon the future contingent earn out at the date of acquisition, nor has the Company subsequently been able to estimate the amount of the earn out. As disclosed in our 2014 Form 10-K filing, the Company is currently conducting field trials, and the technology surrounding Propel SSP is still commercially unproven for the proposed applications. The Company may fail to successfully refine the technology and may never generate sales with sufficient margin requiring an interim payment, and even then, may not choose to make the earn out payments to retain 100% of the rights to the technology. Accordingly, the Company did not initially recognize any additional purchase price of the SSP technology relative to the contingent earn out, and will only do so when the contingency payment is probable and reasonably estimable.

ASC 805-50-30-2 provides guidance that asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. The useful life associated with the related patent lives of the technology will exceed the period over which the Buyer is required to make additional payment to the Seller by a period of time which is sufficiently long to support a conclusion that the substance of the additional payments are additional purchase consideration for the technology as opposed to a royalty paid for the use of the technology (which would be expensed as incurred). Therefore, the Company believes the substance of the payments should be accounted for as additional consideration for the technology purchase. When any contingent earn out payments are deemed probable and estimable, the Company will accrue a liability and record additional carrying value to the intangible asset at the time the asset value is increased, additional amortization will be recognized on a cumulative catch-up basis as if the additional amount that is no longer contingent had been accrued from the outset of the arrangement. Accordingly, upon determination of the contingency earn out, the Company will immediately recognize additional basis in the SSP technology and a “catch-up” of amortization expense since the date amortization commenced with the remainder capitalized to the technology.

When considering the economics of the arrangement to determine the expense recognition pattern, the Company believes that it is appropriate to recognize the amortization expense on a cumulative catch up basis, since the total cash paid reflects the aggregate consideration ultimately paid for the technology which is being used over the useful life of the technology. The contingent payment, if any, is neither in exchange for additional rights or goods or services; nor does it represent additional annual royalty. From a commercial perspective, the agreement is intended to result in a full and complete transfer of the technology to the Company following the interim period.

The relatively de minimus amounts of the services provided by the Seller (up to 3000 hours of services at a value of $200 per hour) on a purchase price equal to $56 million plus any ultimate earn out amount indicates the seller has a de minimus amount of continued involvement with the refinement of the technology. Additionally as noted, any involvement beyond the initial 1000 hours of services is paid for at a market rate by the Company. Thus, the Company does not believe that the Seller has any material continuing involvement with the continuing refinement of the technology.

In connection with the Staff’s comment letter and our responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from Commission staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at (440) 214-3200 or, in my absence, Erin Marks at (440) 214-3249.

Very truly yours,

FAIRMOUNT SANTROL HOLDINGS INC.

By:	/s/ Mark E. Barrus
Mark E. Barrus
VP and Interim Chief Financial Officer

cc:	Jenniffer D. Deckard

David J. Crandall, Esq.

Erin E. Marks, Esq.

Douglas A. Neary, Esq.

Peter Kelley, PricewaterhouseCoopers LLP